Electronic Transaction Clearing, Inc.
(SEC i.d. no. 8-67790)

Statement of Financial Condition and Supplemental Schedules With Report of Independent Registered Public Accounting Firm

December 31, 2022

Files as public information pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-
PART II

SEC FILE NUMBER
8-67790

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Electronic Transaction Clearing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-deal   ☐ Security-based swap deale   ☐ Major security-based swap particip
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

660 South Figueroa Street, Suite 1450
                              (No. and Street

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Brennan	214-765-1258	wbrennan@apexfintechsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filin

RSM US LLP
                              (Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Z

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control num

OATH OR AFFIRMATION

I, __William Brennan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Electronic Transaction Clearing, Inc._____, as o _____ __December 31__, 2__022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solel as that of a customer.

The Company is making this filing without a notarization based upon the updated Division of Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (6/18/2020) and difficulties arising from COVID-19._____
Notary Publ

Signature: ┌ DocuSigned by:
            │ *William Brennan*
            └ D801AAED59A6417

Title:
_Chief Executive Officer_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S X).
- ☐ (d) Statement of cash flo
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 C R 240.18a-1, as applicabl
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 C R 240.15c3-3 Exhibit A to 17 CFR 240.18a-4, as applicabl
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicab
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1,   R 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with   R 240.17a-5, 17 CFR 240.17a-12, or 17 C R 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 o   R 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applic
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17   R 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance wit   R 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 C applicable.

Electronic Transaction Clearing, Inc.
Table of Contents



Report of Independent Registered Public Accounting Firm

RSM US LLP

Board of Directors of Electronic Transaction Clearing, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 28, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

ELECTRONIC TRANSACTION CLEARING, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
Assets	
Cash	$ 16,946,081
Cash - segregated for regulatory purposes	9,834,048
Securities borrowed	1,140,000
Receivables, net	
Customers (net of allowance for credit losses of $651,254)	1,106,666
Receivables from affiliates	34,691
Brokers, dealers, correspondents and clearing organizations	3,371,712
Total receivables, net	4,513,069
Property and equipment, net	69,810
Operating lease right-of-use assets	271,386
Other assets	8,872,729
Total assets	**$ 41,647,123**
Liabilities and stockholder's equity	
Securities loaned	$ 88,300
Payables	
Customers	2,880,661
Brokers, dealers, correspondents and clearing organizations	1,642,967
Payables due to affiliates	162,011
Accrued expenses and other liabilities	7,144,120
Total payables	11,829,759
Operating lease right-of-use liabilities	341,137
Total liabilities	**12,259,196**
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.001 par value	4,918
5,000,000 shares authorized; 4,917,735 issued and outstanding	
Additional paid-in capital	49,504,272
Accumulated deficit	(20,121,263)
Total stockholder's equity	**29,387,927**
Total liabilities and stockholder's equity	**$ 41,647,123**

See accompanying notes to the statement of financial condition

ELECTRONIC TRANSACTION CLEARING, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1.   ORGANIZATION AND NATURE OF BUSINESS

Electronic Transaction Clearing, Inc. (the "Company" or "ETC"), doing business as Apex Pro, was incorporated on November 9, 2007, in the State of Delaware. The Company is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech") On February 14, 2022, the Apex Fintech converted from a limited liability company to a C-corporation in the State of Delaware and changed its name to Apex Fintech Solutions Inc. Apex Fintech is majority owned by PEAK6 APX Holdings LLC ("PEAK6 Holdings"). PEAK6 Holdings became the majority owner of Apex Fintech on February 28, 2022, when the ownership in Apex Fintech was transferred to PEAK6 Holdings from the previous majority owner, PEAK6 Investments LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as various exchanges and self-regulatory organizations. The Company is also a member of the National Securities Clearing Corporation ("NSCC") and is a participant in the Depository Trust Company ("DTC") and the Options Clearing Corporation ("OCC").

In July 2022, Apex Fintech announced its intention to sell certain assets ("Assigned Contracts") and future liabilities of the Company. On September 14, 2022, the Company executed a definite agreement ("ETC Agreement") to sell certain of the Company's assets and future liabilities and closed the transaction on October 31, 2022 ("Closing Date"). The Company transferred the Assigned Contracts the quarter ended December 31, 2022, and the buyer entered into a software as a service agreement contract with Apex Silver LLC ("Apex Silver"), a wholly owned subsidiary of Apex Fintech with an effective date of January 1, 2023, which represents the consideration received in the transaction. The transaction did not qualify for accounting as discontinued operations under ASC 205-20, *Discontinued Operations*, as the operations being disposed of did not meet the definition of a component of the Company. Management is currently evaluating different business alternatives for future operations of the Company.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of the Statement of Financial Condition in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the Statement of Financial Condition at the date of the Statement of Financial Condition. Actual results could differ materially from such estimates. Management believes the estimates utilized in preparing these financial statements are reasonable. The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Cash

Cash consists of deposit with major money center banks that are not segregated and deposited for regulatory purposes. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company has significant balances and or activity with two banks that are deemed major money center banks under the Dodd Frank Act and two banks that are not. None of these banks have a history of defaults, nor have they had a previous issue with customer deposits and all balances are held in banks that are FDIC insured. In addition, on a regular basis the Company reviews its banks' public regulatory submissions to review creditworthiness and liquidity stress test results. Based on the above factors, it has been determined to not make any allowance for credit losses ("ACL") under Accounting Standards Update, ("ASU"), No. 2016-13, *Measurement of Credit Losses on Financial Instruments –Credit Losses* ("ASC 326"), for any cash deposits, including those segregated under Federal and other regulations.

Cash - Segregated for Regulatory Purposes

The Company, as a regulated broker-dealer, is subject to the customer protection rule, and is required by its primary regulators, the SEC and FINRA, to segregate cash, subject to withdrawal restrictions, to satisfy rules regarding the protection of client assets under the Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and securities loaned daily, with additional collateral obtained or returned as necessary. Securities borrowed rebate income and securities loaned rebate expense are accrued and reported respectively as Receivables from brokers, dealers, correspondents and clearing organizations, and Accrued expenses and other liabilities in the Statement of Financial Condition.

The Company applies the collateral maintenance practical expedient in accordance with ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, the Company has determined an ACL under ASC 326 for securities borrowed and loaned transactions is zero at December 31, 2022.

Securities Received from Customers

Customer securities are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or rehypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Brokers, Dealers, Correspondents and Clearing Organizations

Receivables include amounts due from clearing organizations relating to open transactions, non-customer receivables, unsettled securities activities, deposits with clearing organizations and Omnibus related deposits and related balances due from other broker dealers. Payables include amounts payable to clearing organizations relating to open transactions, non-customer payables and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

The Company conducts business with other brokers and various clearing organizations, specifically DTC, NSCC, and OCC. Receivables from brokers refers to brokers' proprietary and omnibus activity along with correspondent brokers' clients' activity. Risks and the assessment of ASC 326 for correspondent brokers are addressed in Receivables from and Payable to Customers.

Receivables from clearing organizations include amounts due from DTC, NSCC, and OCC. Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC and OCC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an ACL under ASC 326 for receivables from brokers, dealers, correspondents and clearing organizations is zero at December 31, 2022.

Amounts receivable from customer and broker-dealer omnibus accounts represent amounts on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to customer and broker-dealer omnibus accounts include amounts due regarding transactions with which the Company has an omnibus clearing agreement. These amounts are included in the Statement of Financial Condition respectively as Receivable from and Payable to brokers, dealers, correspondents and clearing organizations.

Receivable from customer omnibus accounts have the risk of default due to customers' losses exceeding the customers' account balances. Receivables from broker-dealer omnibus accounts have the risk of default of the carrying broker. The carrying broker provides for these net balances in its weekly SEC Rule 15c3-3 PAB reserve. In the event of the carrying broker's default, the SIPC liquidator would allocate the reserved funds to the Company. Prior to 2022, there have been no losses associated with receivables from customer and broker-dealer omnibus accounts. As of December 31, 2022, the Company recorded an ACL of $80,268 for unsecured receivables from customer and broker-dealer omnibus accounts.

Securities failed to deliver and securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are included in the Statement of Financial Condition as Receivable from and Payable to brokers, dealers, correspondents and clearing organizations.

Securities failed to deliver fall under the scope of ASC 326 and are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity and end of day positions, and marks positions to market daily. ETC also participates in Obligation Warehouse, which reprices and attempts to settle certain outstanding fails through the automated CNS process.

The risk of loss for CNS fails is very low as they are marked to market daily and are guaranteed by NSCC. Non-CNS fails are collateralized by securities. ETC's use of Obligation Warehouse reduces overall non-CNS fails coupled with continuous monitoring has resulted in minimal losses over the past three years. Based on the above factors, the Company has determined no ACL under ASC 326 for securities failed to deliver at December 31, 2022.

Broker fails arising outside of CNS and Obligation Warehouse occur infrequently and are immaterial, and therefore, no ACL is recorded under ASC 326 at December 31, 2022.

Receivables from and Payables to Customers

Customer receivables and payables represent amounts due from and to customers, primarily related to margin transactions and cash deposits, which are reported net by customer as Receivable from and Payable to customers in the Statement of Financial Condition, respectively.

Generally, receivables from customers are created through secured margin lending by the Company and or through market activity that can create a cash shortage. This shortage is secured by positions that, when liquidated, reduce or eliminate the Company's receivable from the customer. This category also includes interest and other fees that are directly charged to the customer's account that become a component of the Company's customer receivable. The risk of loss is the failure of the customer to repay its debt, in which case, the Company has the right to pursue the customer's correspondent broker by either reducing commissions paid to the correspondent broker or by charging the correspondent broker's security deposit. The correspondent's security deposit would be required to be replenished in accordance with the terms of the agreement.

Customers and correspondents each enter into margin agreements setting rules of conduct between the customer, correspondent, and the Company. The Company monitors customer receivables and implements loss mitigation policies that include securing customer receivables with marketable positions, reviewing daily reports indicating customer unsecured receivables and securing customer debits by charging their correspondents after a customer's unsecured receivable is over 30 days old. Additionally, to ensure all costs associated with the departure of a customer are received by the Company, customers are required to leave a portion of their accounts with the Company to absorb any final costs that had not yet been charged to the customer. Any residual account value is returned to customer after all costs are charged to their account.

Prior to 2022, the Company did not have any historical losses on customer receivables. The primary loss associated with a customer receivable will be incurred by the correspondent broker, as the correspondent's security deposits serve to secure any customer receivable losses. As of December 31, 2022, the Company recorded an ACL of $651,254 for unsecured customer receivables.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and consist primarily of computer hardware and furniture, fixtures, and equipment. Depreciation is recorded on a straight-line basis using estimated useful lives ranging from three to seven years.

Revenue Recognition

The Company's revenue from contracts with clients is recognized when a performance obligation is satisfied, typically in the month that services are provided. These performance obligations are primarily to provide brokerage, clearing, execution and

other administrative support. The Company bills each client for such services monthly, with payment terms of net 30 days. Revenues are primarily earned on customer transactions and assets under management. Interest income and Other income are considered revenue from sources other than contracts with clients.

Transaction-Based Revenue

Transaction-based revenues consist of clearing fees, execution fees, and other contract revenues based on client's account activity. Clearing and execution revenue is driven by trade volume plus monthly charges for processing capability where applicable. This revenue is generally recognized on a trade date basis. The customer account activity revenue consists of bank ACH fees, wire fees, new account fees and clearing organization trading activity fees charged to clients. The Company records the customer account activity revenue when the transactions occur.

Asset-Based Revenue

Asset-based revenue consists of interest income and other contractual revenues based on assets held in a client's account. Interest income includes margin interest income and interest on client cash invested in banks plus securities lending revenue. The Company primarily records this revenue in the month the revenue is earned and the service is performed. Other types of revenue consist of firm trading gains or losses and integration fees.

Share-Based Compensation

The Company's employees participate in Apex Fintech's stock-based compensation plan. Share-based compensation is accounted for under ASC 718, *Compensation - Stock Compensation* ("ASC 718"), which recognizes awards at fair value on the date of grant and the recognition of compensation expenses over the period during which an employee is required to provide services in exchange for the awards, known as the requisite service period (usually, the vesting period). The grant date fair value is utilized for restricted stock unit awards ("RSUs"). Time-based and graded vesting service awards are recognized on a straight-line basis over the employees' requisite service period.

Income Taxes

The Company files a consolidated federal income tax return and combined state income tax returns with Apex Fintech where required.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits management believes are more likely than not to be sustained are recognized. Such income tax benefits are measured at the dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not at least a portion of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations, and interpretations thereof as well as other factors.

Lease Accounting

The Company determines if an arrangement is a lease for accounting purposes at the inception of the agreement and account for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. The Company has elected to apply the practical expedient which allows the Company to account for lease and non-lease components of a contract as a single leasing arrangement. The Company records right-of-use ("ROU") assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease.

A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate ("IBR") based on

information available at lease commencement date in determining the present value of lease payments. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency in which the arrangement is denominated.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company does not separate lease components from non-lease components across all lease categories. Variable lease payments are expensed as incurred and are not included in measurement of ROU assets and lease liabilities. Rent expense for operating leases is recognized using the straight-line method over the term of the agreement beginning on the lease commencement date. Operating lease ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

As of December 31, 2022, the Company had no finance leases.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements*, ("ASC 820") establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

Recent Accounting Developments - Issued but not yet Adopted

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of the Statement of Financial Condition and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

3.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

As a registered broker-dealer, the Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, the customer protection rule ("Rule 15c3-3"). Rule 15c3-3 requires the maintenance and periodic deposit or withdrawal of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefits of customers and proprietary accounts of brokers or dealers ("PABs"). Cash and qualified securities held for the exclusive benefit of customers and PABs under Rule 15c3-3 consist of the following:

	December 31, 2022
Customers – Cash[1]	$ 6,469,874
PAB – Cash[1]	3,364,174
Total	**$ 9,834,048**

1   Included in the Statement of Financial Condition in Cash – segregated for regulatory purposes.

As of December 31, 2022, the Company made a computation related to the reserve requirement for customers under Rule 15c3-3 and was required to maintain a balance of $2,916,332 in the special reserve accounts. The Company had segregated cash in demand accounts with a value of $6,469,874 as of December 31, 2022. On January 3, 2023, the Company made a cash deposit of $455,000 into these accounts for a total remaining cash balance of $6,924,874.

As of December 31, 2022, the Company made a computation related to the reserve requirement for PABs and was required to maintain a balance of $1,687,229 in the special reserve accounts. The Company had segregated cash in demand accounts with a value of $3,364,174 as of December 31, 2022. On January 3, 2023, the Company made a cash deposit of $325,000 into these accounts for a total remaining cash balance of $3,689,174.

4.   RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CORRESPONDENTS AND CLEARING ORGANIZATIONS

Receivables from brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2022
Deposits with clearing organizations	$ 3,176,922
Other fees and commissions receivable	164,213
Proprietary accounts of brokers or dealers (net of allowance of $80,268)	13,816
Securities failed to deliver	8,607
Receivables from correspondents	8,154
Total	**$ 3,371,712**

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements generally vary daily, based on the Company's activities with NSCC. As of December 31, 2022, the Company had $2,341,602 on deposit in the NSCC clearing fund. The total NSCC clearing fund requirement at December 31, 2022 was $2,287,379. Due to restrictions on NSCC clearing fund deposits, only the amount of cash exceeding the required minimum balance is available for immediate withdrawal. The NSCC clearing fund deposit is included in Receivable from brokers, dealer, correspondents and clearing organizations in the Statement of Financial Condition.

In accordance with the Company's membership agreement with the OCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by OCC. As of December 31, 2022, the Company had $752,226 on deposit in the OCC clearing fund, of which $376,440 was required in cash. These amounts are included in Receivable from brokers, dealers, correspondents and clearing organizations in the Statement of Financial Condition.

Payables to brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2022
Proprietary accounts of brokers or dealers	$ 1,267,229
Securities failed to receive	375,738
Total	**$ 1,642,967**

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2022
Computer hardware	$ 176,868
Leasehold improvements	20,962
Furniture, fixtures, and equipment	67,204
Total property and equipment	**265,034**
Less: Accumulated depreciation and amortization	(195,224)
Property and equipment, net	**$ 69,810**

6. INVESTMENT AND DEPOSITS WITH CLEARING AND DEPOSITORY ORGANIZATIONS

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of cash and shares of DTC. As of December 31, 2022, the Company owned 107.25595 shares of DTC common stock valued at $3,714,689 and 91.14 shares of $100 par value DTC preferred stock series A, valued at $9,114, which is included in Other assets in Statement of Financial Condition. The Company also maintained a cash deposit in the participant fund of $83,094, which is included in Receivable from brokers, dealers, correspondents and clearing organizations in the Statement of Financial Condition.

7. NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Company enters into securities borrowed and securities loaned transactions to, among other things acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs, and to finance the overall operations of the Company. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral agreements also provide a mechanism for an efficient and orderly closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

Under applicable accounting guidance, there were no balances netted under securities borrowed and securities loaned in the Statement of Financial Condition. All securities borrowed and securities loaned transactions were executed on an overnight or open basis, which allows for the collateral to be returned, as deemed necessary.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
As of December 31, 2022					
Assets					
Securities borrowed	$ 1,140,000	$ —	$ 1,140,000	$ (643,696)	$ 496,304
Liabilities					
Securities loaned	88,300	—	88,300	—	88,300

1 Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

2   Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.

3   Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

8.   FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Level 1 – Investment and trading securities: Quoted market prices are used where available.
Level 2 – Investment and trading securities: Relevant quotes from the appropriate clearing organization.

Assets and Liabilities Not Recorded at Fair Value

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

The following table summarizes the assets and liabilities not carried at fair value as of December 31, 2022:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Receivables from brokers, dealers, correspondents and clearing organizations	$ 3,345,864	$ 3,345,864	$ —	$ —	$ 3,345,864
Other assets[1]	3,723,803	—	3,723,803	—	3,723,803
	$ 7,069,667	$ 3,345,864	$ 3,723,803	$ —	$ 7,069,667
Liabilities					
Payables to brokers, dealers, correspondents and clearing organizations	$ 1,642,967	$ 1,642,967	$ —	$ —	$ 1,642,967

1   Represents the value of DTC common stock and DTC preferred stock series A owned by the Company. See Footnote 6 for more information.

Under the Company's clearing agreements with the Industrial and Commercial Bank of China ("ICBC"), the Company maintained a minimum required deposit as of December 31, 2022 of $51,470 which is included in Receivable from brokers, dealers, correspondents and clearing organizations in the Statement of Financial Condition. Currently, ICBC provides custodial services only for certain chilled securities, which are unable to be transferred to the Company's DTC account. The Company self-clears the entirety of its business independently of ICBC.

9.   SHORT-TERM BORROWINGS

The Company is a party to a broker loan and security agreement ("Broker Loan Agreement") with BMO Harris Bank N.A. ("BMO") that provides a revolving, uncommitted, and secured (by cash and/or securities) lending facility with a maximum

borrowing amount of $50,000,000. Interest is charged on amounts borrowed overnight at a rate of 5.60% per annum, which is based on Fed Funds overnight rate plus 1.50%. Up to $25,000,000 of these loans are available on an intraday loan basis ("Day Loan"). Day Loans bear interest at a rate of 1.00% per annum. There were no amounts outstanding under this facility as of December 31, 2022.

The Company entered into a loan authorization agreement with BMO ("BMO Loan Agreement") on October 23, 2019, that provides a revolving, uncommitted, and unsecured credit facility with a maximum borrowing amount of $10,000,000. Interest is charged on amounts borrowed at a rate of 6.60% per annum, based on Fed Funds overnight rate plus 2.5%. A facility fee of 0.50% per annum on unused borrowing capacity is paid quarterly. This facility is solely for the purpose of financing NSCC deposit requirements and customer withdrawals from the reserve account. There were no amounts outstanding under this facility as of December 31, 2022.

10.   LEASES

The Company's leases primarily consist of office spaces. As of December 31, 2022, the weighted-average remaining lease term on these leases is approximately 0.50 years and the weighted-average discount rate used to measure the lease liabilities is 4%. As of December 31, 2022, the operating lease right-of-use asset is $271,386 and the operating lease liability is $341,137. Expense from operating leases is calculated and recognized on a straight-line basis over the applicable lease periods, considering rent concessions, lease incentives, and escalating rent terms. The Company's lease agreements do not contain any residual value guarantees, restrictions, or covenants.

The Company has non-cancelable operating leases for its offices and rental equipment and has elected not to separate lease and non-lease components. As of December 31, 2022, future undiscounted cash flows related to operating lease payments are as follows:

	Operating Lease Commitments
2023	345,128
Total undiscounted future cash flows related to lease payments	345,128
Less: Imputed interest	3,991
Present value of the lease liabilities	341,137

11.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

OCC Membership Guarantee

The OCC is a mutual company, where members agree to fund another member's deficit if that member's clearing fund has been extinguished. The OCC has not had a significant issue with a member's deficit. The Company, therefore, cannot estimate any guarantee obligation associated with its OCC membership. Further, management believes the exposure to be remote and therefore, the Company does not take a reduction to regulatory Net Capital for this guarantee, nor has a reserve been established in the Statement of Financial Condition.

Other Membership Guarantees

The Company is a member of numerous exchanges and clearing organizations. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

FINRA Inquiry

In 2019, FINRA, as well as certain exchanges, requested documentation and information regarding order routing and trading activities of two clients of the Company during 2017 through 2019. The Company terminated its relationship with these clients

regarding the activities in question in 2019. FINRA and certain exchanges have also requested documentation and information regarding certain erroneous orders of clients as well as the Company's risk system controls relating to order entries. The Company is cooperating with the regulatory authorities with respect to the ongoing inquiries. During June 2021, the Company received letters from FINRA representing certain exchanges with a preliminary determination to recommend disciplinary action addressing the above matter. Based on historical experience, the Company estimates the penalty to be $4,375,000. This amount has been accrued and is included in Accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

Other Inquiries

From time to time, the Company may become involved in various claims and regulatory inquiries or examinations in the ordinary course of conducting its business. The Company is not aware of any contingencies relating to such matters that would require accrual or disclosure in the financial statements at December 31, 2022.

12.   STOCKHOLDER'S EQUITY

The Company is authorized to issue 5,000,000 shares of common stock, at a par value of $0.001 per share. As of December 31, 2022, 4,917,735 common shares are currently issued and outstanding. During the year ended December 31, 2022, the Company made return-of-capital distribution payments totaling $39,000,000 to Apex Fintech, reducing the Company's Additional paid-in capital in the Statement of Financial Condition.

13.   SHARE-BASED COMPENSATION

Under the Apex Fintech Solutions, Inc. Equity Incentive Plan ("AFS Equity Plan"), up to 47,000,000 shares of Apex Fintech's common stock may be granted as share-based awards to eligible participants, as options to purchase shares of common stock in the form of incentive stock options or nonqualified stock options; stock appreciation rights ("SARs") in the form of tandem SARs or free-standing SARs; stock awards in the form of restricted stock awards ("RS Awards"), restricted stock unit awards ("RSUs") or other stock awards; and performance awards. Shares granted under the AFS Equity Plan will be issued from authorized but unissued shares.

The AFS Equity Plan is administered by the Compensation Committee of Apex Fintech's Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the AFS Equity Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements.

Restricted Stock Unit Awards

The following table summarizes the activity for RSUs for the year ended December 31, 2022:

	Number of RSUs	Weighted- average grant date fair value
Unvested at December 31, 2021	—	$ —
Granted	66,422	$ 8.79
Vested	(62,588)	$ 8.79
Forfeited	(3,834)	$ 8.79
Unvested at December 31, 2022	—	$ —

RSUs represent the right to receive one share of the Apex Fintech's common stock upon vesting. RSUs granted under the AFS Equity Plan for the year ended December 31, 2022 were 66,422, that cliff-vested on December 31, 2022.

14.   INCOME TAXES

The Company's taxable income or loss is included in the consolidated tax returns filed by Apex Fintech. In the consolidated tax returns, the Company's taxable income or loss is added to Apex Fintech's taxable income or loss in arriving at the consolidated taxable income or loss. If the current year consolidation results in taxable income, then such income may be further offset by carry forward losses in the consolidated returns, subject to Internal Revenue Code section 382 ("IRC 382"), which limits net

income that can be offset by net operating losses ("NOL") after an ownership change. Pursuant to a tax sharing agreement with Apex Fintech, any utilization by Apex Fintech of the Company's tax losses, including any carryovers thereof, will either reduce the current tax liability or be remitted to the Company. During 2022, the Company estimates there will be sufficient taxable income to utilize the NOL's subject to the IRC 382 limitation.

The Company, in its ordinary course of business, pays all taxes involving its consolidated tax returns with Apex Fintech through its affiliate ACC. Current and deferred tax expense is allocated to the Company based on a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from ACC. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) Apex Fintech for tax expense are ultimately settled through cash transfers.

As of December 31, 2022the Company had a state income tax receivable of $61,566 and a federal tax payable of $148,406, which are included in Other asset and, Accrued expenses and other liabilities, respectively, in the accompanying Statement of Financial Condition. The net deferred tax asset of $4,696,044 is included in Other assets in the accompanying Statement of Financial Condition.

The components of the net deferred tax assets and liabilities are as follows:

	December 31, 2022
Deferred Income Tax Assets:	
Net operating loss carry-forward	$ 4,941,409
Allowance for credit losses	413,652
Share-based compensation	197,784
Operating lease liabilities	94,214
Long term incentive plan	32,527
Valuation allowance	(385,802)
Total deferred tax assets	**5,293,784**
Deferred Income Tax Liabilities	
Unrealized gain	458,581
Operating lease ROU assets	74,951
Prepaid expenses	54,066
Property & equipment	10,142
Total deferred tax liabilities	**597,740**
Net deferred tax assets	**$ 4,696,044**

The following table provides details of the Company's tax carryforwards at December 31, 2022, including the expiration dates, any related valuation allowance and the amount of pre-tax earnings necessary to fully realize each net deferred tax asset balance:

	Expires between 2032 and 2037	No Expiration	Total
Federal tax loss carryforwards	$ 2,460,191	$ 1,491,304	$ 3,951,495
State tax loss carryforwards	989,914	—	989,914
Valuation allowance	(385,802)	—	(385,802)
	$ 3,064,303	$ 1,491,304	$ 4,555,607

The Company has evaluated the ability of Apex Fintech to utilize these NOL carryforwards and, as such, has recorded a valuation allowance of $385,802 on a portion of the NOL recorded at December 31, 2022.

The Company does not have any material uncertain tax positions. As of December 31, 2022, generally the past three years remain subject to examinations by various tax jurisdictions under the statute of limitations.

15.   EMPLOYEE BENEFIT PLANS

The Company's employees participate in ACC's defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company in conjunction with ACC, may make a discretionary matching contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

16.   RELATED PARTIES TRANSACTIONS

Apex Clearing Corporation

On September 17, 2019, the Company entered into a support services agreement with its affiliate, ACC. Services provided include consultative and support services associated with business operations and process improvements. These fees are charged by ACC monthly, based on actual costs, with certain services charged by the Company back to ACC. Included in the amounts charged by ACC are amounts for the Company's tax liability, which are paid by the Company to ACC, who pays applicable taxing authorities on behalf of the Company. As of December 31, 2022, $35,176 was owed to ACC for these services and is included in Accounts payable and accrued liabilities in the Statement of Financial Condition.

In the ordinary course of business, the Company introduces equity trades for clearing to ACC.

In the ordinary course of business, the Company conducts securities borrowing and lending transactions with ACC. Included in Securities borrowed is $147,600 of open transactions with ACC and included in Securities loaned is $147,600 of open balances with ACC as of December 31, 2022, and are included in the Statement of Financial Condition.

Apex Fintech Solutions LLC

As of December 31, 2022 the Company had a payable to Apex Fintech of $119,674, included in Payables to affiliates in the Statement of Financial Condition.

PEAK6 Group LLC

PEAK6 Group LLC ("PEAK6 Group") provides various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Support Services Agreement between the Company and PEAK6 Investments, as amended (the "SSA"). As of December 31, 2022 the Company had a payable to PEAK6 Group of $42,337, included in Payables to affiliates in the Statement of Financial Condition.

Apex Silver LLC

As of December 31, 2022 the Company had a payable of $20,000 due to Apex Silver, included in Accrued expenses and other liabilities in the Statement of Financial Condition

Coda Markets, Inc.

As of December 31, 2022 the Company had a receivable due from CODA Markets, Inc., a wholly-owned subsidiary of Apex Fintech, of $269, included in Receivables from in Receivables from affiliates in the Statement of Financial Condition.

17.   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, under which the Company is required to maintain net capital. The Company has elected to use the alternative method which requires the maintenance of minimum net capital to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The table below summarizes net capital, minimum net capital, and excess net capital:

	December 31, 2022
Net Capital	$ 18,834,680
Minimum Net Capital	250,000
Excess Net Capital	18,584,680

18. CREDIT RISK

In the normal course of business, the Company executes and settles securities activities with customers, brokers, dealers, and affiliates. These securities transactions are completed on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted in volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers that is collateralized by cash and securities in the customer accounts and is subject to various regulatory and internal margin guidelines. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control risks associated with its customer activities by requiring them to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

19. INDEMNIFICATION

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

20. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date on which the financial statements were issued. Other than the below items, there have been no material subsequent events that occurred during this period that could require an adjustment to these financial statements.

On January 17, 2023, the Company terminated the Broker Loan Agreement and the BMO Loan Agreement with BMO.

SUPPLEMENTAL INFORMATION

1.	Total ownership equity from Statement of Financial Condition		$ 29,388,271	3480
2.	Deduct ownership equity not allowable for Net Capital		$ 0	3490
3.	Total ownership equity qualified for Net Capital		$ 29,388,271	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		$ 0	3520
	B. Other (deductions) or allowable credits (list)		$ 0	3525
5.	Total capital and allowable subordinated liabilities		$ 29,388,271	3530
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition	$ 10,080,661	3540		
	1. Additional charges for customers' and non-customers' security accounts	$ 0	3550		
	2. Additional charges for customers' and non-customers' security accounts	$ 0	3560		
	3. Additional charges for customers' and non-customers' security-based swap accounts	$ 0	12051		
	4. Additional charges for customers' and non-customers' swap accounts	$ 0	12052		
	B. Aged fail-to-deliver:	$ 4,891	3570		
	1. number of items	32	3450		
	C. Aged short security differences-less reserve of	$ 0	3460		
	number of items	0	3470		
	D. Secured demand note deficiency	$ 0	3590		
	E. Commodity futures contracts and spot commodities – proprietary capital charges	$ 0	3600		
	F. Other deductions and/or charges	$ 468,039	3610		
	G. Deductions for accounts carried under Rule 15c3-3(a)(6), (a)(7), and (c)(2)(x)	$ 0	3615		
	H. Other deductions and/or charges			$ (10,553,591)	3620
7.	Other additions and/or allowable credits (List)			$ 0	3630
8.	Net capital before haircuts on securities positions			$ 18,834,680	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments	$ 0	3660		
	B. Subordinated securities borrowings	$ 0	3670		
	C. Trading and investment securities:				
	1. Bankers' acceptance, certificate of deposit and commercial paper	$ 0	3680		
	2. U.S. and Canadian government obligations	$ 0	3690		
	3. State and municipal government obligations	$ 0	3700		
	4. Corporate obligations	$ 0	3710		
	5. Stocks and warrants	$ 0	3720		
	6. Options	$ 0	3730		
	7. Arbitrage	$ 0	3732		
	8. Risk-based haircuts computed under 17 CFR 240.15c3-1a or 17 CFR 240.18a-1a	$ 0	12028		
	9. Other securities	$ 0	3734		

	D. Undue Concentration	$	0	3650
	E. Other (List)	$	0	3736
10.	Haircuts on security-based swaps	$	0	12053
11.	Haircuts on swaps	$	0	12054
12.	Total haircuts (sum of Lines 9A-9E, 10, and 11)		0	3740
13.	Net Capital (Line 8 minus Line 12)	$	18,834,680	3750

Calculation of Excess Tentative Net Capital (If Applicable)

1.	Tentative net capital	$	18,834,680	3640
2.	Minimum tentative net capital requirement			12055
3.	Excess tentative net capital (difference between Lines 1 and 2)	$	18,834,680	12056
4.	Tentative net capital in excess of 120% of minimum tentative net capital requirement reported on Line 2	$	0	12057

Calculation of Minimum Net Capital Requirement

5.	Ratio minimum net capital requirement			
	A. 6 2/3% of total aggregate indebtedness (Line Item 3840)			3756
	B. 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	94	3870
	i. Minimum CFTC net capital requirement (if applicable) $ 7490			
	C. Percentage of risk margin amount computed under 17 CFR 240.15c3-1(a)(7)(i) or (a)(10)			12058
	D. For broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9)(i)-(iii)			12059
	E. Minimum ratio requirement (sum of Lines 5A, 5B, 5C, and/or 5D, as applicable)	$	94	12060
6.	Fixed-dollar minimum net capital requirement	$	250,000	3880
7.	Minimum net capital requirement (greater of Lines 5E and 6)	$	250,000	3760
8.	Excess net capital (Item 3750 minus Item 3760)	$	18,584,680	3910
9,	Ratio minimum net capital requirement			
	A. Net capital in excess of 120% of minimum net capital requirement reported on Line 7	$	18,534,680	12061
	B. Net capital in excess of 5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	18,834,444	3920

Calculation of Minimum Net Capital Requirement

10.	Total aggregate indebtedness liabilities from Statement of Financial Condition (Item 1230)			3790
11.	Add:			
	A. Drafts for immediate credit	$		3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810
	C. Other unrecorded amounts (list)	$		3820
	D. Total additions (sum of Line Items 3800, 3810, and 3820)	$	—	3830
12.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			3838
13.	Total aggregate indebtedness (sum of Line Items 3790 and 3830)	$	—	3840
14.	Percentage of aggregate indebtedness to net capital (Item 3840 divided by Item 3750))		0%	3850
15.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (Item 3840 divided by Item 3750 less Item 4880)			3853

Calculation of Other Ratios

16.	Percentage of net capital to aggregate debits (Item 3750 divided by Item 4470)	398870.82 %	3851
17.	Percentage of net capital, after anticipated capital withdrawals, to aggregate debits (Item 3750 less Item 4880, divided by Item 4470)	398870.82 %	3854
18.	Percentage of debt to debt-to-equity total, computed in accordance with Rule 15c3-1(d)	0.00 %	3860
19.	Options deductions/net capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6) and (c)(2)(x) divided by net capital		3852

ELECTRONIC TRANSACTION CLEARING, INC.
Schedule II
Computation for the Determination of Customer Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

		December 31, 2022
Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	2,885,626
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		—
Credit balances in firm accounts that are attributable to principal sales to customers		—
Fair value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		—
Fair value of short security count differences over 30 calendar days		—
Fair value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days		—
Fair value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		—
Other Credits – Payable to Omnibus Clearing Firms		35,286
Total Credit Items	**$**	**2,920,912**
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	48
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4,640
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Other, Receivable from Omnibus Clearing Firms		34
Aggregate Debit Items		4,722
Less 3%		(142)
Total Debit Items		**4,580**
Excess of total credits over total debits	**$**	**2,916,332**
Reserve computation		
Excess of total credits over total debits	$	2,916,332
Amount held on deposit in reserve bank accounts		6,469,874
Amount of deposit - January 3, 2023		455,000
New amount in reserve account after withdrawal		6,924,874
Excess/(Deficit)	$	4,008,542

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

ELECTRONIC TRANSACTION CLEARING, INC.
Schedule II
Computation for the Determination of PAB Reserve Requirements for Broker-Dealers

		December 31, 2022
Credit Balances		
Free credit balances and other credit balances in proprietary accounts of broker-dealers (“PAB”)	$	1,687,229
Monies borrowed collateralized by securities carried for PAB		—
Monies payable against PAB securities loaned		—
PAB securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to PAB		—
Other – Payable to Omnibus Clearing Firms		39
Total PAB Credits	$	1,687,268
Debit Balances		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		—
Margin related to security futures products written, purchased or sold in PAB accounts required and on deposit with clearing agency or a derivative clearing organization		—
Other – Receivable from Omnibus Clearing Firms		39
Total PAB Debits		39
Excess of total PAB credits over total PAB debits	$	1,687,229
Reserve Computation		
PAB reserve requirement	$	1,687,229
Amount held on deposit in PAB reserve bank account – December 31, 2022		3,364,174
Amount of deposit - January 3, 2022		325,000
New amount in PAB reserve bank account after deposit		3,689,174
Excess (Deficit)	$	2,001,945

Note: There are no material differences between the preceding computation and the Company’s corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

ELECTRONIC TRANSACTION CLEARING, INC.
Schedule III
Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

	December 31, 2022	
	Market Value	**No. of Items**
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2022 (for which instructions to reduce to possession or control had been issued as of December 31, 2022, but for which the required action was not taken within the time frames specified under Rule 15c3-3).	$ —	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2022, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ —	—